December 14, 2015

Ms. Stephanie Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Peoples Financial Corporation

Form 10-Q for the Quarter Ended September 30, 2015

Filed November 10, 2015

File No. 001-12103

Dear Ms. Sullivan:

Peoples Financial Corporation (the “Company”) is in receipt of your correspondence dated December 8, 2015. We have carefully reviewed your comments and are pleased to provide the following responses to your inquiries:

Form 10-Q for the quarter ended September 30, 2015

Consolidated Statements of Comprehensive Income (Loss), page 6

Comment:

We note that your consolidated statement of comprehensive loss for the three and nine months ended September 30, 2015 reflects the net unrealized gain on available-for-sale securities for each respective period. However, it is unclear how you have reflected the reclassification adjustments for the items in comprehensive income that are also presented as part of the net loss for the period (the $1.7 million loss on bond issued by a municipality) in accordance with ASC 220-10-45-15. Please advise or revise as appropriate.

Response:

There was no unrealized gain or loss on these securities at or prior to June 30, 2015. Accordingly, no reclassification adjustment was required. Please see our response to your next comment for further details regarding the valuation of this investment.

Note 4 – Investments, page 12

Comment:

We note your disclosure on page 15 that as part of your routine evaluation of securities for other-than-temporary impairment, you identified a potential credit loss on bonds issued by a municipality with a carrying value of $1,875,000, and recorded a loss of $1,695,000 from the credit impairment of the bonds. However, we note that the states and political subdivisions sub-category of securities as of both December 31, 2014 and June 30, 2015 only show gross unrealized losses of $57,000 and $198,000, respectively. Please tell us where you had classified these securities prior to taking the credit impairment on nearly the entire balance during the third quarter of 2015. Additionally, to the extent that the unrealized losses on these securities only arose during the third quarter of 2015, please tell us the factors that caused the decrease so significantly and why there were not any indicators prior to the third quarter of 2015.

Response:

The investment in question is a tax-increment financing bond which was originally issued by a municipality in June of 2014 at a total amount of $1,995,000. The terms of the debt service are annual principal payments and semi-annual interest payments, with the first payments due in April of 2015. The funding sources for the debt service are sales and property taxes collected by the related municipality.

In September 2014, the business located on the related real estate ceased operations, which curtailed the sale tax collections. Management’s evaluation of the projected property tax collections based on the best information available projected that the municipality would be able to service the debt with only the property tax collections. The projected annual property tax collections were approximately $190,000 at that time.

At December 31, 2014, the Company engaged a third-party appraiser to provide a fair value computation of this investment. The valuation did not indicate an unrealized loss as of December 31, 2014. Management continued to conclude that the municipality would be able to service the debt.

The first payments were due on April 15, 2015. At that time, the municipality paid the $120,000 principal payment and a partial interest payment. As a result of not receiving full payment, the Company contacted the municipality. Over a period of several months, discussions continued about this matter. The Company received oral assurance from the municipality about this payment and all future payments.

The Company continued its periodic evaluation of securities for other-than-temporary impairment during the second quarter of 2015 and concluded that there was no unrealized loss at that time.

During the third quarter, the Company had still received no further payment. In addition, during the third quarter, the assessed value of the related real estate parcels was adjusted by the tax assessor’s office. This new assessed value was significantly reduced resulting in a decrease in projected annual tax collections, which represent the future cash flows supporting the principal and interest payments on the bonds from approximately $190,000 to approximately $33,000.

As a result of this significant change in future cash flows, the Company updated the fair value computation for the bond. This computation resulted in the Company recording the loss from the credit impairment of $1,695,000 on these bonds to a value of $180,000 for the quarter ended September 30, 2015.

At each reporting period, the Company conducted an evaluation of the value of the bonds based on available evidence and accounted for its investment accordingly.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Financial Condition, page 43

Comment:

We note your disclosure that you sold Other Real Estate (ORE) in the amount of $3.6 million for a loss of $796,000 during the nine months ended September 30, 2015. We also note per your Form 8-K filed on September 23, 2015 that the results of your auction included the sale of 18 real estate parcels from the ORE portfolio with a carrying value of $1.8 million for a net loss of $857,815. You also go on to state that the auction results are in line with management’s expectations and you continue to pursue additional post-auction inquiries. In light of auction results (where you obtained proceeds at 48% of the recorded value) and plans to continue to pursue auctions, please tell us the last time you obtained appraisals on the ORE, and whether the outcome from this auction drove you to update appraisals and consider the auction results for any other ORE or collateral-based loans.

Response:

The auction of ORE that took place during the third quarter of 2015 was the first for the Company. Although the Company has internal resources to manage its ORE, Management determined that the auction was a prudent step given the large increase in its ORE portfolio and related carrying costs in 2015. The Company engaged a third-party auction firm to conduct the auction, and worked with that firm to identify the properties that would be included in the sale.

Some properties were listed as “absolute”, meaning there was no minimum bid. All of the properties that sold were listed as absolute. Management identified these properties as the ones that would require the most marketing time in order to receive a price for the properties that approximated their appraised values. All of these properties had current appraisals (within one year) that supported the Company’s carrying values. Given the substantial marketing time that was anticipated, Management deemed the absolute auctions as the most prudent course of action related to these properties.

Other properties included in the auction were listed with a “reserve”, or minimum bid. These properties did not sell at the auction. However, we did receive inquiries before, during and after the auction about some of these properties, which we are pursuing. The carrying values for these properties are supported by current appraisals.

The Company currently has no plans for another auction.

The Company obtains updated appraisals on its ORE on an annual basis. This is the Company’s policy and has no relation to the recent auction.

The Company hereby affirms that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find our responses to be satisfactory. Should you need additional information or further response or action from us, please do not hesitate to contact me at 228-435-8412.

Sincerely,

/s/ Lauri A. Wood

Lauri A. Wood

Chief Financial Officer

(principal financial and accounting officer)

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